

October 19, 2012

<u>Via E-mail</u>
Patrick J. Pazderka, Esq.
Oppenheimer Wolff & Donnelly LLP
Campbell Mithun Tower - Suite 2000
222 South Ninth St.
Minneapolis, MN 55402-3338

> **Re:** **Aetrium Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 12, 2012**
> **File No. 000-22166**

Dear Mr. Pazderka:

We have reviewed the above filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable requirements, and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone number listed at the end of this letter. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

<u>General</u>

1. Please furnish the information required by Items 7 and 8 of Schedule 14A.

2. We note that the company has made the following statements in its soliciting materials that appears to impugn the character, integrity or personal reputation of the Shareholder Group, all without adequate factual foundation:

    - "… we believe the Shareholder Group has established a pattern of complying with SEC requirements only at its convenience, and accordingly should not be allowed to control Aetrium at the risk of Aetrium non-compliance with SEC requirements;" (Notice of Special Meeting)
    - "It is far more likely, in the opinion of the current Aetrium Board, that there was an agreement reached as early as February 2012 between Archer and at least some of the other members of the Shareholder Group that Archer would accumulate

shares and sell them to the other Shareholder Group members at an appropriate time. The SEC reporting requirements mandate that the Shareholder Group should have reported that agreement when first reached. We believe the Shareholder Group stretched its interpretation of the SEC's reporting requirements to fit its objective of acquiring its position in secret." (page 11)

- "…we are concerned that Archer may have traded on material non-public information in violation of applicable law." (page 12)

- "A fundamental tenet of corporate governance is strict adherence to the requirements of law. A recent example of the cost, loss of shareholder confidence and divergence of management attention from building shareholder value is the drawn out episode of backdating options involving numerous public companies. Critical to control over financial reporting is the demand from the top of a company's management hierarchy to fully comply with its legal and ethical mandates. The history of this Shareholder Group suggests that it will stretch its interpretation of SEC requirements as necessary to meet its objectives. Accordingly, our Board of Directors believes that the Shareholder Group's control of the company presents an unreasonable risk of instability and breakdown of basic corporate governance controls that could potentially subject the company to material adverse consequences." (page 12)

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the company does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions